Exhibit 21.1

VillageEDOCS List of Subsidiaries

	Name of Subsidiary	State or Jurisdiction of Incorporation	DBAs

1.	Tailored Business Systems, Inc.	Georgia	None.
2.	MessageVision, Inc.	California	None.
3.	Phoenix Forms, Inc.	Georgia	Resolutions